                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)


                          SENTRY TECHNOLOGY CORPORATION
                                (Name of Issuer)



                         COMMON STOCK, PAR VALUE $0.001
                         (Title of Class of Securities)



                                   81731K 101
                                 (CUSIP Number)


                                Walter J. Schloss
                     Walter & Edwin Schloss Associates, L.P.
                                 350 Park Avenue
                            New York, New York 10022
                                 (212) 371-2529
                       (Name, Address and Telephone Number
                         of Person Authorized to Receive
                           Notices and Communications)


                                JANUARY 29, 2001
                      (Date of Event Which Requires Filing
                               of This Statement)


      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

CUSIP NO.   81731K 101
           -----------
--------------------------------------------------------------------------------
1)       Name of Reporting Person                   Walter & Edwin Schloss
         S.S. or I.R.S. Identifica-                 Associates, L.P.
         tion no. of Above Person                   Employer I.D. NO. 13-6065556
--------------------------------------------------------------------------------
2)       Check the Appropriate Box                  (a)
                                                       -------------------------
         if a Member of a Group                     (b)              X
                                                       -------------------------
         (See Instructions)
--------------------------------------------------------------------------------

3)       SEC use only
--------------------------------------------------------------------------------

4)       Source of Funds (See
         Instructions)                                            WC, OO
--------------------------------------------------------------------------------

5)       Check if Disclosure of Legal
         Proceedings is Required Pur-
         suant to items 2(d) or 2(e)
--------------------------------------------------------------------------------

6)       Citizenship or Place of                              Delaware
         organization
--------------------------------------------------------------------------------
Number of             (7)   Sole Voting Power                 4,025,270 shares
                      ----------------------------------------------------------
Shares Bene-          (8)   Shared Voting
 ficially                   Power                                -0-
                      ----------------------------------------------------------
Owned by              (9)   Sole Dispositive
Each Report-                Power                             4,025,270 shares
                      ----------------------------------------------------------
 ing Person           (10)  Shared Dispositive
 with                       Power                                -0-
--------------------------------------------------------------------------------

11)      Aggregate Amount Beneficially
         Owned by Each Reporting Person                       4,025,270 shares
--------------------------------------------------------------------------------

12)      Check if the Aggregate Amount
         in Row (11) Excludes Certain
         Shares (See Instructions)
--------------------------------------------------------------------------------

13)      Percent of Class Represented
         By Amount in Row (11)                                  6.5%(1)
--------------------------------------------------------------------------------

14)      Type of Reporting Person (See
         Instructions)                                                 PN
--------------------------------------------------------------------------------

----------

(1) All percentages contained herein are based on 61,467,872 shares of Common Stock of Sentry Technology Corporation outstanding, as set forth in a letter, dated January 29, 2001, from the Company to the Reporting Person.

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CUSIP NO.  81731K 101
          -----------

1)       Name of Reporting Person                   Schloss Management
         S.S. or I.R.S. Identifica-                 Company
         tion no. of Above Person                   Employer I.D. No. 13-352215
--------------------------------------------------------------------------------

2)       Check the Appropriate Box                   (a)
                                                        ------------------------
         if a Member of a Group                      (b)         X
                                                        ------------------------
         (See Instructions)
--------------------------------------------------------------------------------

3)       SEC Use Only
--------------------------------------------------------------------------------

4)       Source of Funds (See
         Instructions)                                            AF
--------------------------------------------------------------------------------

5)       Check if Disclosure of Legal
         Proceedings is Required Pur-
         suant to Items 2(d) OR 2(e)
--------------------------------------------------------------------------------

6)       Citizenship or Place of                              New York
         organization
--------------------------------------------------------------------------------
Number of                  (7)      Sole Voting Power              -0-
                           -----------------------------------------------------
Shares Bene-               (8)      Shared Voting
 ficially                           Power                    4,025,270 shares(1)
                           -----------------------------------------------------
Owned by                   (9)      Sole Dispositive
Each Report-                        Power                           -0-
                           -----------------------------------------------------
 ing Person                (10)     Shared Dispositive
 with                               Power                    4,025,270 shares(1)
--------------------------------------------------------------------------------

11)      Aggregate Amount Beneficially
         Owned by Each Reporting Person                      4,025,270 shares(1)
--------------------------------------------------------------------------------

12)      Check if the Aggregate Amount
         in Row (11) Excludes Certain
         Shares (See Instructions)
--------------------------------------------------------------------------------

13)      Percent of Class Represented
         by Amount in Row (11)                                        6.5%
--------------------------------------------------------------------------------

14)      Type of Reporting Person (See
         Instructions)                                                 PN
--------------------------------------------------------------------------------

--------

(1) Includes 4,025,270 shares owned by Walter & Edwin Schloss Associates, L.P. ("Associates"), of which Schloss Management Company ("Management") is the general partner. By reason of its capacity as general partner of Associates, Management may be deemed to have shared dispositive power and shared voting power of such shares.

CUSIP NO.  81731K 101
          -----------

1)       Name of Reporting Person                      Walter J. Schloss
         S.S. or I.R.S. Identifica-                    Soc. Sec. No. ###-##-####
         tion No. of Above Person
--------------------------------------------------------------------------------

2)       Check the Appropriate Box                     (a)
                                                          ----------------------
         if a Member of a Group                        (b)            X
                                                          ----------------------
         (See Instructions)
--------------------------------------------------------------------------------

3)       SEC Use Only
--------------------------------------------------------------------------------


4)       Source of Funds (See
         Instructions)                                            AF, PF
--------------------------------------------------------------------------------

5)       Check if Disclosure of Legal
         Proceedings is Required Pur-
         suant to Items 2(d) OR 2(e)
--------------------------------------------------------------------------------

6)       Citizenship or Place of                         United States
         Organization
--------------------------------------------------------------------------------

Number of                  (7)      Sole Voting Power    78,332 shares
                           -----------------------------------------------------
Shares Bene-               (8)      Shared Voting
 ficially                           Power                4,025,270 shares(1)
                           -----------------------------------------------------
Owned by                   (9)      Sole Dispositive
Each Report-                        Power                78,332 shares
                           -----------------------------------------------------
 ing Person                (10)     Shared Dispositive
 with                               Power                4,041,256 shares(1),(2)
--------------------------------------------------------------------------------

11)      Aggregate Amount Beneficially
         Owned by Each Reporting Person                  4,103,602 shares(1)
--------------------------------------------------------------------------------

12)      Check if the Aggregate Amount
         in Row (11) Excludes Certain                            X
         Shares (See Instructions)
--------------------------------------------------------------------------------

13)      Percent of Class Represented
         BY AMOUNT IN ROW (11)                                  6.7%
--------------------------------------------------------------------------------

14)      Type of Reporting Person (See
         Instructions)                                          IN
--------------------------------------------------------------------------------

----------
(1) Includes 4,025,270 shares owned by Walter & Edwin Schloss Associates, L.P., of which Schloss Management Company ("Management") is the general partner. Walter J. Schloss is one of the general partners of Management. By reason of his capacity as a general partner of Management, Walter J. Schloss may be deemed to have shared dispositive power and shared voting power of such shares.
(2) Includes 15,986 shares held in accounts of three clients of Walter J. Schloss, with respect to which he may from time to time possess certain indicia of investment discretion but as to which he has no voting power and he disclaims beneficial ownership.

CUSIP NO.  81731K 101
          -----------

1)       Name of Reporting Person                    Edwin W. Schloss
         S.S. or I.R.S. Identifica-                  Soc. Sec. No. ###-##-####
         tion No. of Above Person
--------------------------------------------------------------------------------

2)       Check the Appropriate Box                   (a)
                                                        ------------------------
         if a Member of a Group                      (b)          X
                                                        ------------------------
         (See Instructions)
--------------------------------------------------------------------------------

3)       SEC Use Only
--------------------------------------------------------------------------------

4)       Source of Funds (See
         Instructions)                                      AF, PF
--------------------------------------------------------------------------------

5)       Check if Disclosure of Legal
         Proceedings is Required Pur-
         suant to Items 2(d) OR 2(e)
--------------------------------------------------------------------------------

6)       Citizenship or Place of                           United States
         Organization
--------------------------------------------------------------------------------

Number of                  (7)      Sole Voting Power      92,709 shares(1)
                           -----------------------------------------------------
Shares Bene-               (8)      Shared Voting
 ficially                           Power                  4,025,270 shares(2)
                           -----------------------------------------------------
Owned by                   (9)      Sole Dispositive
Each Report-                        Power                  92,709 shares(1)
                           -----------------------------------------------------
 ing Person                (10)     Shared Dispositive
 with                               Power                  4,025,270 shares(2)
--------------------------------------------------------------------------------

11)      Aggregate Amount Beneficially
         Owned by Each Reporting Person                    4,070,021 shares(2)
--------------------------------------------------------------------------------

12)      Check if the Aggregate Amount
         in Row (11) Excludes Certain
         Shares (See Instructions)
--------------------------------------------------------------------------------

13)      Percent of Class Represented
         By Amount in Row (11)                                    6.6%
--------------------------------------------------------------------------------

14)      Type of Reporting Person (See
         Instructions)                                           IN
--------------------------------------------------------------------------------

----------
1 Includes 47,958 shares held in three trusts for which Edwin W. Schloss acts as a Trustee. As Trustee, Edwin W. Schloss has the ability to vote and dispose of the shares, but as to which he disclaims beneficial ownership.

2 Includes 4,025,270 shares owned by Associates of which Management is the general partner. Edwin W. Schloss is one of the general partners of Management. By reason of his capacity as a general partner of Management, Edwin W. Schloss may be deemed to have shared dispositive power and shared voting power of such shares.

                             INTRODUCTORY STATEMENT


      On February 19, 1997, there was filed with the Securities and Exchange Commission a Statement on Schedule 13D (the "Original Statement"), relating to shares of Common Stock, par value $.001 per share (the "Common Stock"), of Sentry Technology Corporation ("Sentry"), beneficially owned by Walter & Edwin Schloss Associates, L.P. ("Associates"), Walter J. Schloss and Edwin W. Schloss. Pursuant to a recapitalization transaction effected by the Company as of January 8, 2001, the outstanding shares of Class A Preferred Stock of Sentry (1) received a dividend of 0.075 shares of Class A Preferred Stock for each share of Class A Preferred Stock outstanding, and (2) the outstanding shares of Class A Preferred Stock, including the dividend shares, were reclassified into shares of Common Stock at a ratio of five shares of Common Stock for each share of Class A Preferred Stock.

      This Amendment No. 1 is being filed to report the distribution of the Common Stock of Sentry to Associates, Schloss Management Company ("Management"), Walter J. Schloss and Edwin W. Schloss (the "Filing Persons") pursuant to the above-described reclassification. The Original Statement is amended as follows:


Item 2. IDENTITY AND BACKGROUND

Item 2 is amended as follows:

      (a) The persons filing this Statement on Schedule 13D (this "Statement") are: (i) Associates, a Delaware limited partnership; (ii) Management, a New York general partnership; (iii) Walter J. Schloss; and (iv) Edwin W. Schloss (collectively, the "Filing Persons"). The general partner of Associates is Management, of which Walter J. Schloss and Edwin W. Schloss are the general partners. Annexed as Exhibit A hereto, which appears on page 12 hereof and is incorporated herein by reference, is an agreement among Associates, Management, Walter J. Schloss and Edwin W. Schloss that this Statement is filed on behalf of each of them. The filing of this Statement should not be deemed an admission that Associates, Management, Walter J. Schloss and Edwin W. Schloss comprise a group within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Act").

      (b) The business address of each of Associates and Management is 350 Park Avenue, New York, New York 10022. The business address of each of Walter J. Schloss and Edwin W. Schloss is c/o Associates, 350 Park Avenue, New York, New York 10022.

      (c) Associates is a private investment partnership and is currently, and at all relevant times was, engaged primarily in the business of investing in securities for its own account. Management is a general partnership and is currently, and at all relevant times was, engaged primarily in managing Associates. The present principal occupation or employment of each of Walter J. Schloss and Edwin W. Schloss is as a general partner of Management, the general partner of Associates.

      (d) None of Associates, Management, Walter J. Schloss or Edwin W. Schloss has, during the last five years, been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors).

      (e) None of Associates, Management, Walter J. Schloss or Edwin W. Schloss has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which, as a result of such proceeding, made it or him subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect thereto.

      (f) Associates is a Delaware limited partnership. Management is a New York general partnership. Walter J. Schloss and Edwin W. Schloss are each citizens of the United States of America.


Item 5. INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is amended as follows:

      (a) As of the date hereof, Associates beneficially owns directly 4,025,270 hsares of Common Stock, which constitutes approximately 6.5%(2) of the outstanding shares of Common Stock of the Company. Management, solely by reason of its position as general partner of Associates, and Walter J.
Schloss and Edwin W. Schloss, solely by reason of their positions as general partners of Management, may each be deemed to be the indirect beneficial owner of the 4,025,270 shares of Common Stock beneficially owned directly by Associates.

      As of the date hereof, Walter J. Schloss beneficially owns 4,103,602 shares (including the shares owned by Associates) of Common Stock, which constitutes approximately 6.7% of the outstanding shares of Common Stock.

      In addition, Walter J. Schloss provides investment advice in the ordinary course of business to one client. Walter J. Schloss may, at any given time or from time to time, possess certain indicia of investment discretion with respect to shares of Common Stock held in the accounts of his client, but as to which Walter J. Schloss has no voting power. As of the date hereof, a client of Walter
J. Schloss owns 15,986 shares of Common Stock of the Company. The filing of this Statement should not be deemed an admission that Walter J. Schloss is the beneficial owner of the shares of Common Stock held in said client accounts.

--------

(2) Percentages contained herein are computed based on 61,467,872 shares of Common Stock outstanding, as reported in the Proxy Statement.

      As of the date hereof, Edwin W. Schloss beneficially owns 4,070,021 shares (including the shares owned by Associates) of Common Stock, which constitutes approximately 6.6% of the outstanding shares of Common Stock.

      In addition, Edwin W. Schloss is the trustee of three trusts which, in the aggregate, own 47,958 shares of Common Stock. While Edwin W. Schloss, as Trustee, has dispositive power and voting power with respect to such shares, he disclaims beneficial ownership of such shares.

      (b) Associates has sole power to vote and dispose of the Partnership Shares, except that Management, solely by reason of its position as general partner of Associates, and Walter J. Schloss and Edwin W. Schloss, solely by reason of their positions as general partners of Management, may be deemed to have shared power to vote and dispose of the Partnership Shares.

      Walter J. Schloss and Edwin W. Schloss each have sole power to vote and dispose of the shares of Common Stock beneficially owned directly by them.

      Walter J. Schloss may have, at any time or from time to time, certain indicia of investment discretion (but not the power to vote) with respect to the shares of Common Stock held in the accounts of his clients. Walter J. Schloss disclaims beneficial ownership as to all such shares held in client accounts.

      Edwin W. Schloss has the power to vote and dispose of the shares of Common Stock owned by three trusts, of which he is the trustee, but Edwin W. Schloss disclaims beneficial ownership of such shares.

      (c) No other shares of Common Stock have been purchased or sold by any of the Filing Persons during the preceding 60 days.

      (d) To the best knowledge of Associates, no person other than Associates has the right to receive or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the Partnership Shares, except that each of Management, solely by reason of being the general partner of Associates, and Walter J. Schloss and Edwin W. Schloss, solely by reason of being a general partner of Management, may be deemed to have such rights and powers.

      To the best knowledge of Walter J. Schloss, each person maintaining an investment advisory account with him has the sole right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock held in said person's account.

      (e) Not Applicable.

                                    SIGNATURE

      After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                  /s/ WALTER J. SCHLOSS
                                  ----------------------------------------------
                                  Walter J. Schloss


                                  /s/ EDWIN W. SCHLOSS
                                  ----------------------------------------------
                                  Edwin W. Schloss



                                  WALTER & EDWIN SCHLOSS ASSOCIATES,
                                       L.P.
                                  By Schloss Management Company, General Partner

                                  By: /s/ WALTER J. SCHLOSS
                                     -------------------------------------------
                                       Walter J. Schloss, General Partner

                                  By: /s/ EDWIN W. SCHLOSS
                                     -------------------------------------------
                                       Edwin W. Schloss, General Partner



                                  SCHLOSS MANAGEMENT COMPANY

                                  By: /s/ WALTER J. SCHLOSS
                                     -------------------------------------------
                                       Walter J. Schloss, General Partner

                                  By: /s/ EDWIN W. SCHLOSS
                                     -------------------------------------------
                                       Edwin W. Schloss, General Partner